April 18, 2019

To ExxonMobil Shareholders:

The United Steelworkers International Union (USW) urges shareholders to vote FOR Item 10, Report on Lobbying at the ExxonMobil Shareholder Meeting on May 29, 2019.

The proposal, Item 10, calls on ExxonMobil to prepare a report, to be updated annually, disclosing:

1) ExxonMobil’s policies and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications;

2) the Company’s payments for direct and indirect lobbying, or grassroots lobbying communications, including amounts and recipients; and

3) the management’s and Board’s decision making process and oversight for making such lobbying payments.

The United Steelworkers and 20 other co-sponsors have filed this resolution for a vote [A list of co-filers can be found in Appendix A].

The proposal is part of an ongoing investor campaign for greater more transparency about corporate lobbying expenditures designed to influence legislation and regulation.1

We are concerned that the Company’s current public policy disclosures are inadequate. Although ExxonMobil provides the basic lobbying disclosures required by law, its current website lobbying disclosures omit critical information—particularly its state lobbying and trade association involvement, including its undisclosed trade association payments that are used for lobbying

ExxonMobil Spends Millions Each Year on Federal Lobbying

•	ExxonMobil spent $11.15 million on lobbying in 2018.[2]
•	And since 2010, ExxonMobil has spent more than $110 million on federal lobbying.

1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf, accessed March 18, 2019.

2OpenSecrets.org, “ExxonMobil”, https://www.opensecrets.org/lobby/clientsum.php?id=D000000129&year=2018, accessed April 10, 2019.

State Lobbying – Information on ExxonMobil’s Spending Difficult to Obtain

•	Finding lobbying disclosure at the state level has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states.[3]
•	ExxonMobil’s state-level lobbying spending is significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, ExxonMobil spent over $3.3 million between 2012 and 2015.[4]
•	In California, ExxonMobil spent $4,055,093 on lobbying from 2010 – 2018.[5]
•	In New Jersey, ExxonMobil spent over $851,162 million on lobbying from 2010 – 2018.[6]

International Lobbying at Risk with Potential EU Ban

•	Exxon also lobbies abroad, reportedly spending between €3.75m and €4m on lobbying in Brussels for 2017.[7]
•	ExxonMobil was at risk of being banned from lobbying in the EU because of the “company’s climate deception,”[8] but the European Parliament decided against revoking ExxonMobil’s lobbying badges after determining the company had not been formally invited to attend a hearing on climate denial communication held in March.[9]

Trade Association Blind Spot

•	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.5 billion on federal lobbying since 1998.
•	Exxon fails to disclose its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying.
•	Through research, we found that ExxonMobil is a member of the American Chemistry Council, the American Fuel & Petrochemical Manufacturers, the American Petroleum Institute, the Business Roundtable, the Consumer Energy Alliance, the National Association of Manufacturers and the Natural Gas Supply Association, which together spent $52.8 million on lobbying for 2018.[10]

3 Nathan Layne, “Wal-Mart improves lobbying disclosure after shareholder push,” Reuters, May 13, 2015.

4 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 29. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.

5 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146592&view=activity&session=2017

6 https://www.elec.state.nj.us/publicinformation/gaa_annual.htm

7 “Revealed: ExxonMobil’s Private Dinner with Cyprus’ Top EU Brass,” EU Observer, August 12, 2018, https://euobserver.com/energy/142557.

8 “EU Considers Banning Exxon Lobbying Because of Company’s Climate Deception,” Climate Liability News, March 21, 2019, https://www.climateliabilitynews.org/2019/03/21/eu-parliament-exxon-climate-deception/.

9 EU Parliament Lets Exxon Keep Lobbying Despite Skipping Climate Deception Hearing, Climate Liability News, April 16, 2019, https://www.climateliabilitynews.org/2019/04/16/european-union-parliament-exxon-climate-deception/.

10 OpenSecrets.org, (American Chemistry Council, https://www.americanchemistry.com/Membership/MemberCompanies/#RegularMembers, $9,280,000, American Fuel & Petrochemical Manufacturers, https://www.afpm.org/membership-directory/, $3,429,036, American Petroleum Institute, http://www.api.org/membership/members, $6,970,000, the Business Roundtable, https://www.businessroundtable.org/about-us/members, $23,160,000, Consumer Energy Alliance, https://consumerenergyalliance.org/about/our-members/, $200,000, National Association of Manufacturers, https://www.nam.org/About/Board-of-Directors/, $9,488,048 and Natural Gas Supply Association, https://www.ngsa.org/ngsa-member-companies/, $270,000.

•	ExxonMobil is also a member of the Western States Petroleum Association, which spent $7,874,810 on lobbying in California in 2018.[11]
•	And while ExxonMobil made a $1 million contribution[12] to the U.S. Chamber of Commerce Foundation in 2017, which is the Chamber of Commerce’s charitable group, shareholders have no way of knowing if ExxonMobil currently belongs to the Chamber of Commerce.

Corporate Values Misalignment on Climate Lobbying Poses Risks

•	Investors are concerned undisclosed trade association lobbying may pose reputational risks when it contradicts a company’s public positions, resulting in a values misalignment. For ExxonMobil, this risk is most acute on the issue of climate lobbying.
•	ExxonMobil supports the Paris climate agreement,[13] yet was named by InfluenceMap as one of the top three global corporations lobbying against effective climate policy.[14]
•	And a March 2019 InfluenceMap report found that ExxonMobil and the other four major oil firms have spent $1 billion on lobbying and climate-related branding since the Paris agreement. The report gave ExxonMobil an ‘E’ for its climate policy score, noting that ExxonMobil claims to support a carbon tax as long as it is revenue neutral, yet has “failed to disclose the specific messaging conveyed to policymakers” through its lobbying.[15]
•	Companies are recognizing the importance of ensuring their lobbying, including through their trade associations, matches their public positions. ExxonMobil peer Royal Dutch Shell just published a review of its trade associations and lobbying alignment on climate. Shell noted it was important that “our participation in industry associations is consistent with our views. That means ensuring that the industry associations we belong to do not undermine our support for the Paris Agreement goal to limit the rise in global average temperatures.”[16]

Disclosing Nonprofit Giving Does Not Capture Third Party Lobbying by Trade Associations and Social Welfare Groups

•	In its opposition statement, the Board states that ExxonMobil’s “contributions to more than 100 U.S.-based organizations are detailed in the Worldwide Contributions and Community Investments: Public Policy report.” However, this is misleading since the Company’s giving to nonprofit organizations has nothing to do with disclosing lobbying spending through trade associations (501(c)(6) organizations) or social welfare organizations (501(c)(4) organizations).

11 https://www.wspa.org/about/; http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1147195&view=activity&session=2017.

12 https://corporate.exxonmobil.com/-/media/global/files/worldwide-giving/2017-public-policy-worldwide-giving.pdf

13 “We supported the Paris Agreement for this reason. It explicitly recognized that dealing with climate change is a global challenge and it demands a global response.” ExxonMobil Chairman and CEO Darren Woods speech, June 26, 2018, https://corporate.exxonmobil.com/news/newsroom/speeches/2018/0626_world-gas-conference-opening-plenary; “ExxonMobil supports the Paris Agreement as an effective framework for addressing the risks of climate change.” March 22, 2017 ExxonMobil letter to G. David Banks, White House, https://corporate.exxonmobil.com/-/media/global/files/climate-change/pwt-response-to-banks.pdf.

14 “Corporate Carbon Policy Footprint,” Influence Map, September 2017.

15 “Big Oil’s Real Agenda on Climate Change,” Influence Map, March 2019, https://influencemap.org/report/How-Big-Oil-Continues-to-Oppose-the-Paris-Agreement-38212275958aa21196dae3b76220bddc.

16 “Industry Associations Climate Review,” Shell, April 2, 2019, https://www.shell.com/sustainability/transparency/public-advocacy-and-political-activity.html.

ExxonMobil Has Its Lobbying Information and Could Easily Report It to Shareholders

•	The Board claims that “the report requested by the proponent is not necessary” and that its “efforts comply fully with the spirit and letter of all federal and state lobbying disclosure requirements.” But this argument is disingenuous, as ExxonMobil is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Reputation: Corporate Reputation Is an Important Component of Shareowner Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[17]
•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[18]
•	It its 10-K, ExxonMobil acknowledges its reputation as an important corporate asset in its list of risk factors that could adversely affect shareholder value by making “it more difficult for us to compete successfully for new opportunities, obtain necessary regulatory approvals, or could reduce consumer demand for our branded products.”[19] The 2019 Harris Reputation Quotient ranked ExxonMobil 77th in reputation of the 100 most visible companies in the United States.[20]

GRI Signatories Are Reporting Significant Lobbying and Public Policy Issues

•	Many companies are signatories to the Global Reporting Initiative (GRI) and use the standards to help guide its sustainability reporting, and ExxonMobil’s sustainability report reflects elements of the GRI reporting guidelines.[21]
•	GRI Standard 415: Public Policy[22] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”
•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;
o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”
•	The means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated policies, goals and public positions.

17 “Reputation Risk,” The Conference Board, 2007, p. 6.

18 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

19 ExxonMobil 2018 Form 10-K, February 27, 2019, p. 5.

20 The Harris Poll, “2019 Reputation Quotient Ratings,” https://www.axios.com/axios-harris-poll-corporate-reputations-bcc0c03d-0bb5-4eb1-b591-4622bb4b01ed.html, accessed April 10, 2019.

21 https://corporate.exxonmobil.com/community-engagement/sustainability-report/content-index

22 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[23]
•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with company positions.[24]
•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[25]
•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[26]

The well-documented reputational risks of ExxonMobil’s lobbying and its inadequate lobbying disclosure policy highlight the critical need for ExxonMobil to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

We urge you to vote FOR Item 10, the shareholder proposal requesting a report on ExxonMobil’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

Lead Filer: The USW is a labor union that represents about 2,500 employees at seven ExxonMobil oil refineries and petrochemical plants throughout the United States. USW has filed this resolution for several years because we view our members as long-term stakeholders in the company’s success. For more information please contact: Steven McCloud at 412-562-2424 or smccloud@usw.org.

23 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

24 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

25 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

26 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Appendix A

2019 Co-Sponsors for ExxonMobil Shareholder Proposal on Lobbying Disclosure

•	Benedictine Sisters of Baltimore - Emmanuel Monastery
•	Benedictine Sisters of Mount St. Scholastica
•	Benedictine Sisters of Virginia
•	Benedictine Sisters, Sacred Heart Monastery
•	Congregation of Divine Providence - San Antonio, Texas
•	Congregation of Sisters of St. Agnes
•	Dana Investment Advisors
•	Daughters of Charity, Province of St Louise
•	Dominican Sisters of Hope
•	Dominican Sisters of Springfield Illinois
•	Dwight Hall Socially Responsible Investment Fund at Yale
•	Portico Benefit Services (ELCA)
•	Providence Trust
•	Province of St. Joseph of the Capuchin Order
•	School Sisters of Notre Dame Cooperative Investment Fund
•	Sinsinawa Dominicans
•	Sisters of St. Francis Charitable Trust
•	Ursuline Sisters of Tildonk, US Province
•	Vermont Pension & Investment Committee
•	Walden Asset Management